Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Eric Morgan 380 St. Peter Street St. Paul, MN 55102 US	2. Issuer Name and Ticker or Trading Symbol Lawson Software, Inc. (LWSN)		6. Relationship of Reporting Person(s) to Issuer Officer ________________________ Executive Vice President
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/11/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/11/2003		S		1,658 (1)	D	$5.04	24,506 (2)	D & I	(3)
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
option - right to buy	$0.5912	4/11/03		F			734	(4)	5/15/06	common Strock				D
option - right to buy	$0.5912	4/11/03		M			2,392	(4)	5/15/06	common stock			25,803	D
option - right to buy	$2.25							(5)	6/3/09	common stock	3,329		3,329	D
option - right to buy	$2.25							(6)	8/26/09	common stock	208,050		208,050	D
option - right to buy	$2.25							(7)	3/16/10	common stock	97,090		97,090	D
option - right to buy	$2.32							(8)	8/8/10	common stock	138,700		138,700	D
option - right to buy	$2.97							(9)	2/15/11	common stock	69350		69,350	D
option - right to buy	$5.20							(10)	7/14/12	common stock	33,750		33,750	D
Explanation of Responses
(1) Sale made pursuant to a Rule 10b5-1 selling plan. (2) Excludes derivative securities reported in Table II. (3) Includes 22,721 shares held indirectly through Lawson's 401(k) plan trust and 1,785 shares held directly. (4) Grant on 5/15/96 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/97. Option is 100% vested. (5) Grant on 6/3/99 of option pursuant to Company 1996 Stock Option Plan. Option is 100% vested. (6) Grant on 8/26/99 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/00. (7) Grant on 3/16/00 of option pursuant to Company 1996 Stock Option Plan. Option vests 1/6 each 6 months beginning on 6/1/00. (8) Grant on 8/10/00 of option pursuant to Company 1996 Stock Option Plan. Option vests annually in one-fifth increments beginning on 6/1/01. (9) Grant on 2/16/01 of option pursuant to Company 1996 Stock Option Plan. Option vests monthly in 1/36 increments beginning on 4/1/02. (10) Grant on 7/15/02 of option pursuant to Company 2001 Stock Option Plan, which is exempt under Rule 16b-3. Option vests monthly in 1/48 increments beginning 9/1/02. None of the options granted on 7/15/02 has been exercised.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

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Signature of Reporting Person: Eric C. Morgan	Date: 4/11/2003